UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

FOR IMMEDIATE RELEASE

CONTACTS:

Daphne HuangWilliam J. Coote
VP, CFOAVP, Treasurer and Investor Relations

(914) 345-9001 (914) 345-9001

Daphne.Huang@taro.comWilliam.Coote@taro.com

TARO PROVIDES RESULTS FOR THE YEAR ENDED MARCH 31, 2020

Hawthorne, NY, May 19, 2020 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and year ended March 31, 2020.

Quarter ended March 31, 2020 Highlights ─ compared to March 31, 2019

•	Net sales of $174.9 million decreased $5.0 million.
•	Gross profit of $102.3 million (58.5% of net sales compared to 66.4%) decreased $17.3 million.
•	Research and development (R&D) expenses of $15.8 million decreased $4.7 million.
•	Selling, marketing, general and administrative expenses (SG&A) of $29.1 million increased $5.8 million.
•	Operating income of $57.2 million (32.7% of net sales compared to 41.9%) decreased $18.2 million.
•	Interest and other financial income of $6.6 million decreased $1.6 million.
•

Foreign Exchange (FX) income of $3.7 million compared to FX expense of $9.4 million in the comparable period, an increase of $13.1 million ─ principally the result of the commencement of hedging accounting in accordance with ASU No. 2017-12 and the change in our Canadian subsidiary’s functional currency to U.S. dollar.

•	Tax expense of $13.9 million decreased $1.7 million, with a resulting effective tax rate of 20.4% compared to 21.1%.
•	Net income attributable to Taro was $54.2 million compared to $58.4 million, a $4.2 million decrease, resulting in diluted earnings per share of $1.42 compared to $1.52.

Year ended March 31, 2020 Highlights ─ compared to March 31, 2019

•	Net sales of $644.8 million decreased $25.1 million.
•	Gross profit of $399.7 million (62.0% of net sales compared to 66.5%) decreased $46.0 million.
•	R&D expenses of $59.8 million decreased $3.5 million.
•	SG&A of $93.4 million increased $3.4 million.
•	Operating income of $246.5 million (38.2% of net sales compared to 44.2%) decreased $49.7 million.
•	Interest and other financial income of $33.6 million remained in line with the prior year.
•

FX income of $14.8 million compared to $25.3 million in 2019 ─ an unfavorable impact of $10.5 million – principally the result of the aforementioned commencement of hedging accounting and the change in our Canadian subsidiary’s functional currency to U.S. dollar effective April 1, 2019.

•	Tax expense of $53.5 million decreased $21.2 million, with a resulting effective tax rate of 17.9% compared to 20.9%; principally the result of non-recurring items in the current year.
•	Net income attributable to Taro was $244.2 million compared to $281.8 million, a $37.5 million decrease, resulting in diluted earnings per share of $6.35 compared to $7.23.

Cash Flow and Balance Sheet Highlights

•	Cash flow provided by operations for the year ended March 31, 2020, was $271.6 million compared to $323.7 million for the year ended March 31, 2019.
•

As of March 31, 2020, cash and cash equivalents and marketable securities (both short and long-term) increased $214.7 million to $1.6 billion from March 31, 2019.  Cash and cash equivalents reflects the impact from the $27.0 million Tender Offer paid in December 2019.

Mr. Uday Baldota, Taro’s CEO, stated, “Despite the leading market position of many of our products, we continue to face a challenging U.S. generic market.  In the short-term, even as we commercialize recently approved products, we expect operations and profitability to be temporarily impacted as a result of the COVID-19 pandemic—now more than ever, we continue to focus on better serving the needs of our customers and patients.  We continue to concentrate on creating shareholder value by continuing our R&D investment, as well as exploring investments in inorganic strategic opportunities.”

FDA Approvals and Filings

The Company recently received approvals from the U.S. Food and Drug Administration (“FDA”) for four Abbreviated New Drug Applications (“ANDAs”); Mupirocin Cream USP, 2%, Ivermectin Lotion, 0.5%, Clindamycin Phosphate Foam, 1% and Clocortolone Pivalate Cream USP, 0.1%.  The Company currently has a total of twenty-one ANDAs awaiting FDA approval, including five tentative approvals.

Earnings Call (8:00 am ET, May 20, 2020)

As previously announced, the Company will host an earnings call at 8:00 am ET on Wednesday, May 20, 2020, where senior management will discuss the Company’s performance and answer questions from participants.  This call will be accessible through an audio dial-in and a web-cast. Audio conference participants can dial-in on the numbers below:

•Participant Toll-Free Dial-In Number: +1 (844) 421-0601   ID: 5275616

•Participant International Dial-In Number: +1 (716) 247-5800   ID: 5275616

•Web-cast:  Details are provided on our website, www.taro.com

To participate in the audio call, please dial the numbers provided above five to ten minutes ahead of the scheduled start time.  The transcript of the event will be available on the Company’s website at www.taro.com.  An audio playback will be available for ten (10) days following the call.

The Company cautions that the foregoing financial information is unaudited and could be subject to change.

************************

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2020.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share data)
	Quarter Ended		Year Ended
	March 31,		March 31,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(audited)
Sales, net	$174,940	$179,921	$644,769	$669,893
Cost of sales	72,668	60,384	245,044	224,169
Gross profit	102,272	119,537	399,725	445,724

Operating Expenses:
Research and development	15,799	20,512	59,777	63,238
Selling, marketing, general and administrative	29,111	23,321	93,413	89,971
Settlements and loss contingencies	150	322	—	(3,678)
Operating income	57,212	75,382	246,535	296,193

Financial (income) expense, net:
Interest and other financial income	(6,633)	(8,241)	(33,645)	(33,542)
Foreign exchange (income) expense	(3,690)	9,397	(14,837)	(25,309)
Other gain (loss), net	808	(100)	3,018	1,810
Income before income taxes	68,343	74,126	298,035	356,854
Tax expense	13,920	15,649	53,485	74,732
Net income	54,423	58,477	244,550	282,122
Net income attributable to non-controlling interest	225	42	309	345
Net income attributable to Taro	$54,198	$58,435	$244,241	$281,777

Net income per ordinary share attributable to Taro:
Basic and Diluted	$1.42	$1.52	$6.35	$7.23

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	38,258,337	38,548,516	38,460,056	38,990,058

May not foot due to rounding.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	March 31,
	2020	2019
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$513,354	$567,451
Marketable securities	595,383	481,883
Accounts receivable and other:
Trade, net	235,221	237,945
Other receivables and prepaid expenses	35,567	47,362
Inventories	153,073	148,079
TOTAL CURRENT ASSETS	1,532,598	1,482,720
Marketable securities	459,639	304,322
Property, plant and equipment, net	209,961	206,242
Deferred income taxes	106,693	110,974
Other assets	32,361	31,068
TOTAL ASSETS	$2,341,252	$2,135,326

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$28,858	$35,060
Other current liabilities	193,873	181,761
TOTAL CURRENT LIABILITIES	222,731	216,821
Deferred taxes and other long-term liabilities	8,763	7,383
TOTAL LIABILITIES	231,494	224,204

Taro shareholders' equity	2,103,862	1,905,536
Non-controlling interest	5,896	5,586
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,341,252	$2,135,326

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended March 31,
	2020	2019
	(unaudited)	(audited)
Cash flows from operating activities:
Net income	$244,550	$282,122
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,383	18,597
Realized loss on sale of long-lived assets	28	27
Change in derivative instruments, net	(2,649)	3,115
Effect of change in exchange rate on inter-company balances, marketable securities and bank deposits	(11,600)	(29,533)
Deferred income taxes, net	7,584	12,262
Decrease (increase) in trade receivables, net	2,724	(32,088)
Increase in inventories, net	(4,994)	(5,515)
Decrease in other receivables, income tax receivable, prepaid expenses and other	12,137	74,256
Increase in trade, income tax, accrued expenses, and other payables	782	529
Loss (income) from marketable securities, net	1,660	(63)
Net cash provided by operating activities	271,605	323,709

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(26,610)	(27,018)
Investment in other intangible assets	(1,783)	(3,666)
Proceeds from short-term bank deposits, net	—	225,503
Proceeds from long-term deposits and other assets	—	70,685
Investment in marketable securities, net	(269,769)	(8,368)
Net cash (used in) provided by investing activities	(298,162)	257,136

Cash flows from financing activities:
Purchase of treasury stock	(26,984)	(88,849)
Dividends paid	—	(500,000)
Net cash used in financing activities	(26,984)	(588,849)

Effect of exchange rate changes on cash and cash equivalents	(556)	(1,156)
Decrease in cash and cash equivalents	(54,097)	(9,160)
Cash and cash equivalents at beginning of period	567,451	576,611
Cash and cash equivalents at end of period	$513,354	$567,451

Cash Paid during the year for:
Income taxes	$54,536	$71,096
Cash Received during the year for:
Income taxes	$24,331	$69,436
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,477	$4,740
Non-cash financing transactions:
Purchase of marketable securities	$9,159	$2,003

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 19, 2020

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director